SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of April, 2013

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON Supervisory Board proposes two experienced candidates for election to the Supervisory Board at the Annual General Meeting

Dr. Holger Jürgensen appointed Honorary Chairman of the Supervisory Board

Aachen, Germany, April 9, 2013 - The Supervisory Board for AIXTRON SE (Frankfurt Stock Exchange: AIXA; NASDAQ: AIXG), a leading global manufacturer of deposition equipment for the semiconductor industry, proposes Dr. Andreas Biagosch and Dr. Martin Komischke as candidates for election to the AIXTRON Supervisory Board at the 2013 Annual General Meeting.

Dr. Biagosch worked for 28 years as an engineer for the international consulting firm McKinsey & Co. on various international projects for high-tech and other industries and was part of McKinsey's global Shareholder Council. Dr. Biagosch currently works as an independent entrepreneur.

Dr. Komischke, who is also an engineer, is currently Chairman of the Executive Board at Hoerbiger Holding AG, a manufacturer of performance-defining components for mechanical engineering in Switzerland.

The wealth of experience demonstrated by both candidates in sectors relevant to AIXTRON, as well as their international professional experience in consultancy and industry, alongside the knowledge and vocations of the full Supervisory Board, were important factors in the Nomination Committee's decision to select and recommend these individuals. The Supervisory Board is following the recommendation of the Nomination Committee and proposes both candidates to its shareholders for election at the Annual General Meeting to be held in Aachen on May 23, 2013.

Dr. Holger Jürgensen appointed Honorary Chairman

Dr. Holger Jürgensen has been appointed Honorary Chairman of the AIXTRON Supervisory Board. Dr. Jürgensen, who co-founded AIXTRON in 1983, ran the company and served on its Board of Directors until 2002. Between 2002 and 2013, Dr. Jürgensen was Deputy Chairman of the AIXTRON Supervisory Board. He resigned in January 2013 for personal reasons. In recognition of his work over the last 30 years and his service to the company, the Supervisory Board has decided to appoint him Honorary Chairman.

Contact:
Guido Pickert
Investor Relations and Corporate Communications
T: +49 (241) 8909 444
F: +49 (241) 8909 445
invest@aixtron.com

For more information about AIXTRON (FWB: AIXA, ISIN DE000A0WMPJ6 and DE000A1TNVU3; NASDAQ: AIXG, ISIN US0096061041) please visit www.aixtron.com.

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate' and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON SE, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	April 9, 2013	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO